Exhibit 99.1

Cenntro Electric Acquires Majority Interest of Tropos Motors Europe to Expand European Assembly Capability and Distribution Networks in EMEA and Adds a Strategic Customer Network in Europe

FREEHOLD, N.J., March 07, 2022--(BUSINESS WIRE)--Cenntro Electric Group Limited (NASDAQ: CENN), a leading EV technology company with advanced, market-validated electric commercial vehicles, today announced that it entered into an agreement with Mosolf SE & Co. KG (“Mosolf”), one of Europe’s largest automotive logistics and service providers, to acquire a 65% equity interest in Tropos Motors Europe GmbH (“TME”), a wholly owned subsidiary of Mosolf, for €3.25 million and assume 100% of a shareholder loan from Mosolf to TME in the amount of €11.9 million. The transaction is subject to customary closing conditions and is expected to close in March 2022.

TME has been a strategic, private label channel partner and one of the largest customers of Cenntro since 2019. TME assembles and distributes light electric commercial vehicles, based on Cenntro’s Metro® model, in Europe under the brand “ABLE.” As of February 28, 2022, TME has a distribution network of 50 dealers in Germany and 13 importers in Europe across sixteen countries, including France, Spain, Portugal, the Netherlands, Belgium, Austria, Italy, Denmark, and the Czech Republic, and also sells directly to major fleet providers. Following the closing of the acquisition, it is anticipated that TME will assemble and distribute the full line of Cenntro’s products for the European market, including the Metro®, the Logistar™ series and the Neibor® series for last mile on-demand delivery and related services.

“This acquisition will accelerate Cenntro’s expansion within EMEA (Europe, Middle East and Africa) and represents a significant step in the Company’s growth strategy to be a leading provider of electric commercial mobility,” said Peter Wang, Chairman and CEO of Cenntro. “Through this acquisition, we gain a significant geographical advantage and the addition of key management personnel within the European region, unlocking significant global growth opportunities for the Company.”

The acquisition expands Cenntro’s assembly capabilities and distribution network in EMEA and adds a strategic customer network in Europe.

“This is a milestone for both companies. With Cenntro we have the perfect partner to offer different electric commercial vehicles across Europe, Middle East and Africa. We now can meet customer needs even better with a wide range of light to medium-duty commercial vehicles,” said Dr Jörg Mosolf, Chairman and CEO of the MOSOLF Group.

About Cenntro Electric Group

Cenntro Electric Group (NASDAQ: CENN) is a leading EV technology company with advanced, market-validated electric commercial vehicles. Cenntro plans to lead the transformation in the automotive industry through scalable, decentralized production and fully digitalized autonomous driving solutions empowered by the Cenntro iChassis. Cenntro has produced and delivered over 3,600 commercial EVs in more than 26 countries. For more information about Cenntro, please visit www.cenntroauto.com.

About TROPOS MOTORS EUROPE

Tropos Motors Europe, a subsidiary of the MOSOLF Group, is a specialist for compact, electric commercial vehicles for a wide range of target groups and applications. These include, in particular, delivery and parcel services, industry and intralogistics, technical trades and facility management, food retail, hospitality and tourism, zoos, amusement parks and sports facilities as well as cities and municipalities. www.tropos-motors.de

About MOSOLF Group

The MOSOLF Group is one of the leading system service providers for the automobile industry in Europe. The family business, which was founded in 1955, has its headquarters in Kirchheim unter Teck, and provides a range of services. These include tailor-made logistics, technical and service solutions provided using a network of business sites across Europe and a multi-modal fleet. The spectrum of services provided by the MOSOLF Group covers the complete value-added chain for automobile logistics from the end of the production line to recycling. In addition to transporting vehicles (cars, light vans, high & heavy vehicles), workshop services, special vehicle construction, industrial paintwork, mobility services, releasing agent services, and vehicle recycling are all part of the portfolio of services. Within this context, MOSOLF provides all-round, customized solutions for the automobile industry, fleet operators, and dealers from one source and also handles the associated data flow using modern software solutions. To learn more, visit www.mosolf.com.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as “may,’’ “believe,’’ “anticipate,’’ “could,’’ “should,’’ “intend,’’ “plan,’’ “will,’’ “aim(s),’’ “can,’’ “would,’’ “expect(s),’’ “estimate(s),’’ “project(s),’’ “forecast(s)’’, “positioned,’’ “approximately,’’ “potential,’’ “goal,’’ “strategy,’’ “outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding decentralized production, fully digitalized autonomous driving solutions and expected synergies and positive developments that could result from this acquisition. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: our inability to consummate the proposed transaction, including due to the failure to satisfy any closing conditions in the purchase agreement; our ability to successfully integrate the acquired business and to maximize expected synergies; and our ability to realize the expected benefits of the proposed transaction. For additional risks and uncertainties that could impact Cenntro’s forward-looking statements, please see disclosures contained in Cenntro’s public filings with the SEC, including the “Risk Factors” in Cenntro’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on January 5, 2022 and which may be viewed at www.sec.gov.

Contacts
Investor Relations Contact:

Chris Tyson
MZ North America
CENN@mzgroup.us
949-491-8235

Company Contact:

PR@cenntroauto.com
IR@cenntroauto.com